Exhibit 16.1 Communication from Randy Gruber, CPA of Gruber & Company LLC

From: Randy Gruber, CPA

Date: Saturday, August 11, 2012 11:25 AM

To: Matthew Maza

Subject: Re: 6/30/12 review

Good afternoon Matthew.

Attached is the invoice for the June 30, 2012 review.

It has been a pleasure working with you.  I have accepted a CFO position with a holding company in New York that is doing a registration statement.  The Company will have some operations in South Korea, Taiwan, Hong Kong, Cambodia and Mainland China.  In light of these overseas operations, I have qualified for and received the designation Chartered Global Management Accountant (CGMA) through the American Institute of Certified Public Accountants.  I believe that it will be a lot of fun and a great way to wind down my next ten to twelve years in the accounting procession.  I will get to prepare financial statements instead of just auditing and reviewing them, back to the fun stuff.

As such, I am withdrawing my PCAOB registration sometime within the next 30 days, depending on when I can wind down the last couple of audits.  I will do whatever I can help in your selection of a new registered audit firm.  It is not an easy task, there are lots of firms out there, but I am having trouble deciding on audit firms for our operations.

If you find that you need help from the management side (vs. independent auditor side), ie preparing financial statements and disclosures, corporate governance services, etc. for other companies you work with, or that you might want to put into Silver Hill Mines, Inc. let me know.  Would be happy to continue the relationship with you.

Best regards and good luck.

Randy Gruber, CPA